UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GlaxoSmithKline plc (the 'Company')

PDMR Transaction

On 19 February 2020, GSK announced the vesting of awards over Ordinary Shares on 17 February 2020 made to Persons Discharging Managerial Responsibilities ('PDMRs') in 2017 under the GlaxoSmithKline 2017 Performance Share Plan ('PSP'), with the exception of the Chief Executive Officer ('CEO'). It was announced at that time that the Remuneration Committee determined that the normal three-year vesting period for the award made to the CEO should end in July 2020 on the third anniversary of the award, and thereafter the additional two-year vesting period applicable to Executive Directors would apply to her award in accordance with the terms of the 2017 Remuneration Policy. This notification sets out the details of the CEO's 2017 PSP award which vested on 27 July 2020, the third anniversary of the award. These shares are now subject to an additional two-year vesting period.

The same performance measure vesting details previously announced for the 2017 PSP awards apply to the CEO's PSP award and are set out below for ease of reference. The three-year performance period for the 2017 awards commenced on 1 January 2017 and ended on 31 December 2019.

		Outcome and Vesting Level
Portion of the Award	Measure and Outcome	% of maximum	% of award
1/3rd	Adjusted Free Cash Flow - For the three-year period, the Company achieved Adjusted Free Cash Flow calculated in accordance with the principles for the measure of £13bn, which is above the level of £12.95bn required for maximum vesting. Adjustments to the original target and vesting schedule were communicated in the 2018 Annual Report.	100	33.333
1/3rd	Total Shareholder Return - For the three years ending 31 December 2019, the Company's Total Shareholder Return ranked 8th, which is below the threshold vesting level against a comparator group of 10 global pharmaceutical companies including GSK.	0	0
1/3rd	R&D New Products - For the three-year period, the Company achieved New Product sales calculated in accordance with the principles for the measure of £7.254bn, which is above the level of £5.099bn required for maximum vesting. The threshold vesting level was £4.172bn.	100	33.333
	Total vesting for 2017 award Lapsed		66.666% 33.334%

The notification that follows shows the number of shares which vested, including dividends accrued, on 27 July 2020. The balance of the award has lapsed. The closing price of Ordinary Shares of GlaxoSmithKline plc on 27 July 2020 was £15.834.

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms E N Walmsley
b)	Position/status	Chief Executive Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary Shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares vesting on awards granted in 2017 under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	277,623

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2020-07-27
f)	Place of the transaction	N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: July 28, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc